UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-23423

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Virginia Bankers Association Defined Contribution Plan

for Citizens and Farmers Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C&F Financial Corporation

802 Main Street

West Point, Virginia 23181

REQUIRED INFORMATION

The Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan for the years ended December 31, 2007 and 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Virginia Bankers Association Defined Contribution

    Plan for Citizens and Farmers Bank

West Point, Virginia

We have audited the accompanying statements of net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia
June 24, 2008

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$11,253,096	$9,938,328

Receivables:
Employer contribution	—	194,607
Other	4,582	4,281

Total receivables	4,582	198,888

Cash	4,512	3,803

Net assets available for benefits at fair value	11,262,190	10,141,019

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,442)	(8,859)

Net assets available for benefits	$11,255,748	$10,132,160

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Statements of Changes in Net Assets

Available for Benefits

For the Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$83,918	$664,656
Interest and dividends	488,273	304,512

	572,191	969,168

Contributions:
Employer	420,351	563,892
Participants	700,411	618,475
Rollover contributions	15,238	40,428

	1,136,000	1,222,795

Total additions	1,708,191	2,191,963

Deductions from net assets attributed to:
Benefits paid to participants	556,313	742,209
Administrative expenses	28,290	32,227

	584,603	774,436

Net increase	1,123,588	1,417,527
Net assets available for benefits:
Beginning of period	10,132,160	8,714,633

End of period	$11,255,748	$10,132,160

See Notes to Financial Statements.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Notes to Financial Statements

Note 1.	Description of the Plan

The following description of the Virginia Bankers Association Defined Contribution Plan for Citizens and Farmers Bank (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Citizens and Farmers Bank (Bank), a wholly-owned subsidiary of C&F Financial Corporation, pursuant to the provisions of Section 401(k) of the Internal Revenue Code (Code). The Plan was established for the benefit of substantially all full time employees electing to participate in the Plan. Employees are eligible to participate in the Plan on the first day of the calendar quarter after completing three months of service and must be eighteen years old or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% to 95% of covered compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank matches 100% of the first 5% of compensation that a participant contributes to the Plan. The Bank may also make a discretionary profit sharing contribution, determined annually by its Board of Directors. This contribution is allocated in proportion to a participant’s covered compensation in relation to covered compensation of all participants. There was no discretionary profit contribution declared by the Bank during the plan year ended December 31, 2007. A discretionary profit sharing contribution of $194,607 was declared by the Bank during the plan year ended December 31, 2006. Contributions are subject to certain limitations as established by the Code.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions, (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes to Financial Statements

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the portion of their accounts contributed by the Bank is based on years of vesting service. Participants vest 20% when credited with two years of vested service and vesting then increases by 20% for each additional year of vesting service until participants are 100% vested after six years of vesting service.

Investment Options

Investment of all assets in the Plan is directed by individual participants. Participants are given the option to direct account balances and all contributions made into approximately 20 separate investment options consisting of managed, indexed or individual equity or fixed income funds. Beginning March 31, 2007, participants may choose to invest up to 25% (in increments of 1%) of their account balance and future contributions in the common stock of C&F Financial Corporation (Employer Common Stock). Prior to March 31, 2007, participants could choose to invest up to 25% (in increments of 5%) of their account balance and future contributions in Employer Common Stock. Participants may change their investment options daily.

The Plan also includes a qualified Roth 401(k) contribution feature whereby participants may elect to designate some or all of their elective deferral contributions as Roth 401(k) contributions. Roth contributions are made in after-tax dollars and the decision to characterize the deferral as a Roth contribution is made at the time the contribution is made. This decision is irrevocable.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund(s) from (to) the Participant Notes Fund. Loan terms are limited to up to 30 years for the purchase of a primary residence or 5 years for all other purposes. The loans are fully secured by the balance in the participant’s account and bear interest at 0.25% over the Bank’s prime rate at the time the loan is made, which rate will remain unchanged for the life of the loan. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

With regard to traditional 401(k) pre-tax account balances, on termination of service due to death, disability, or retirement, a participant or beneficiary, as the case may be, may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, periodic installments for a period of up to 10 years or a combination of both. A written election must be made by the participant and filed with the administrator at least 30 days before the benefit payment date. A vested account balance greater than $1,000, but not over $5,000, for a participant who has not reached age 65 at the time of termination of service will automatically be transferred or rolled over into an IRA selected by the Plan Trustee, unless the participant affirmatively elects to have the amount paid to an IRA that he or she selects or to another employer’s eligible retirement plan, or the participant

Notes to Financial Statements

affirmatively elects to receive the amount in cash, subject to applicable state and Federal tax withholding. A vested account balance of $1,000 or less for a participant who has not reached age 65 or a vested account balance of $5,000 or less for a participant who has reached age 65 will automatically be distributed to the participant in cash, subject to applicable state and Federal income tax withholding, unless the participant affirmatively elects a rollover to an IRA that he or she selects or to another employer’s eligible retirement plan.

With regard to Roth 401(k) account balances, distributions can begin without penalty after the participant’s Roth account has remained in the Plan for at least five years. To withdraw the Roth account earnings on a tax-free basis, the distribution must occur after five years from starting the Roth account and the participant must have attained age 59  1/2. Death or disability also qualify for a tax-free distribution. If a distribution is made prior to satisfying the five-year holding period and age 59  1/2, the earnings on the Roth account become taxable and are subject to penalty.

Forfeited Accounts

As of December 31, 2007 and 2006, forfeited nonvested account balances totaled $49,389 and $35,851, respectively. These accounts will be reallocated to remaining participants’ accounts in the same manner as employer discretionary contributions.

Note 2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for benefit-responsive investment contracts, which are valued at contract value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is stated at the fair value determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Benefit Payments

Benefit payments are recorded when paid.

Fair Value of Instruments

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather, it applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 was effective for the Plan on January 1, 2008. The adoption of FAS 157 is not expected to have a material impact on the financial position or investment results of the Plan.

Note 3.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in employer contributions credited to their accounts.

Notes to Financial Statements

Note 4.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets.

December 31, 2007
American Beacon Large Cap Value Plan	$964,527
American EuroPacific Growth Class R4 Fund	829,134
Calvert Large Cap Growth Class I Fund	1,649,398
Columbia Acorn Class Z Fund	629,222
Davis New York Venture Class A Fund	954,916
Fidelity Spartan U.S. Equity Index Fund	769,541
First Eagle Overseas Class A Fund	589,433
Met Managed GIC (contract value $1,497,085)	1,503,527
PIMCO Total Return II Administrative Fund	613,913

December 31, 2006

American Beacon Large Cap Value Plan	$677,958
Calvert Large Cap Growth Class I Fund	1,405,713
Columbia Acorn Class Z Fund	754,939
Davis New York Venture Class A Fund	1,052,095
Fidelity Spartan U.S. Equity Index Fund	722,850
First Eagle Overseas Class A Fund	601,139
Met Managed GIC (contract value $2,056,524)	2,065,383
Oppenheimer Global Class A Fund	578,324
C&F Financial Corporation – Employer Common Stock	548,868

During the Plan years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $83,918 and $664,656, respectively, as follows:

	December 31,
	2007	2006
Employer Common Stock	$(143,838)	$30,137
Registered Investment Companies	227,756	634,519

	$83,918	$664,656

Note 5.	Investment Contract with Insurance Company

In 2003, the Plan entered into a benefit-responsive investment contract with MetLife, which maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant

Notes to Financial Statements

withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value of the investment at December 31, 2007 and 2006 was $1,497,085 and $2,056,524, respectively.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2007 and 2006 was $1,503,527 and $2,065,383, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

	2007	2006
Average yields:
Based on actual earnings	5.77%	6.07%
Based on interest rate credited to participants	5.10%	5.02%

Note 6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 9, 2004, stating that the Plan, as then designed, is qualified based on the tax laws reviewed and, therefore, the trust established under the Plan is tax exempt. This determination letter may not be relied on with respect to whether the Plan satisfies the requirements of section 401(a) of the Code, as amended by the Economic Growth and Tax Relief Reconciliation Act of 2001. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Notes to Financial Statements

Note 7.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments (Fidelity). Fidelity is a custodian, as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

The Plan allows funds to be invested in the common stock of C&F Financial Corporation, the parent company of Citizens and Farmers Bank, the Plan Sponsor. Therefore, C&F Financial Corporation is a party-in-interest. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations, and the fair value of the Employer Common Stock is based on quotes from an active market.

Note 8.	Administrative Expenses

Certain administrative expenses are absorbed by Citizens and Farmers Bank, the Plan Sponsor.

Note 9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Notes to Financial Statements

Note 10.	Reconciliation of Financial Statements to Form 5500

Financial information reported on the 2007 and 2006 Form 5500, Annual Return/Report of Employee Benefit Plan, differs from the Plan’s financial statements as follows:

	2007
	Net Assets Available for Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$11,255,748	$1,123,588
Less benefits payable at December 31, 2007	—	—
Plus benefits payable at December 31, 2006	—	29,604

As reported on Form 5500	$11,255,748	$1,153,192

	2006
	Net Assets Available for Benefits	Net Increase in Net Assets Available for Benefits
Balance per financial statements	$10,132,160	$1,417,527
Less benefits payable at December 31, 2006	(29,604)	(29,604)
Plus benefits payable at December 31, 2005	—	18,571

As reported on Form 5500	$10,102,556	$1,406,494

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN

FOR CITIZENS AND FARMERS BANK

Schedule H, Line 41—Schedule of Assets Held at End of Year

EIN: 54-0169510 Plan No. 002

December 31, 2007

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Fair Value
Registered Investment Companies
American Beacon Large Cap Value Plan	Mutual Fund	$964,527
American EuroPacific Class R4 Fund	Mutual Fund	829,134
Calvert Large Cap Growth Class I Fund	Mutual Fund	1,649,398
Columbia Acorn Class Z Fund	Mutual Fund	629,222
Davis New York Venture Class A Fund	Mutual Fund	954,916
*Fidelity Domestic Money Market Class B Fund	Mutual Fund	23,506
*Fidelity Short-Term Bond Fund	Mutual Fund	411,481
*Fidelity Spartan Total Market Index Fund	Mutual Fund	22,804
*Fidelity Spartan U.S. Equity Index Fund	Mutual Fund	769,541
*Fidelity Spartan U.S. Money Market Fund	Mutual Fund	49,389
*Fidelity U.S. Bond Index Fund	Mutual Fund	8,695
First Eagle Overseas Class A Fund	Mutual Fund	589,433
Goldman Sachs Mid Cap Value Fund	Mutual Fund	385,019
Mainstay Small Cap Opportunity Class Fund	Mutual Fund	349,072
Managers Bond Index Fund	Mutual Fund	126,254
Munder Midcap Core Growth Class Y Fund	Mutual Fund	415,376
Oppenheimer Developing Markets Class A Fund	Mutual Fund	254,007
Phoenix Duff & Phelps Real Estate Fund	Mutual Fund	155,308
PIMCO High Yield Class A Fund	Mutual Fund	1,976
PIMCO Total Return II Administrative Fund	Mutual Fund	613,913

		9,202,971

Met Managed GIC	Insurance Contract	1,503,527

Common Stock
*C&F Financial Corporation	Employer Common Stock	449,303

Loans
*Participant notes	Interest Rates Range from 4.25% to 8.50%; Maturity Dates Through October 27, 2017	97,295

Total assets held for investment		$11,253,096

*	Denotes party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIRGINIA BANKERS ASSOCIATION DEFINED CONTRIBUTION PLAN FOR CITIZENS AND FARMERS BANK
(Name of Plan)

Date June 27, 2008	/s/ Thomas F. Cherry
Thomas F. Cherry, Chief Financial Officer
CITIZENS AND FARMERS BANK, Plan Administrator